For More Information Contact:
MEDIA CONTACTS:
Biogen Idec Amy Brockelman Ph: 617 914 6524	Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300
INVESTOR CONTACTS:
Biogen Idec Rob Jacobson Ph: 617 679 3710	Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526

Biogen Idec and ELAN Announce FDA Acceptance of Supplemental
Biologics License Application and Priority Review Designation
for TYSABRI® in MULTIPLE SCLEROSIS

Cambridge, MA and Dublin, Ireland - November 17, 2005 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today that the supplemental Biologics License Application (sBLA) for TYSABRI® (natalizumab) for the treatment of multiple sclerosis (MS) has been accepted and designated for Priority Review by the U.S. Food and Drug Administration (FDA).

The FDA grants Priority Review status to products that are considered to be potentially significant therapeutic advancements over existing therapies that address an unmet medical need. Based on the FDA’s designation of Priority Review for TYSABRI in MS, the companies anticipate action by the Agency approximately six months from the submission date, rather than 10 months for a standard review. On September 26, 2005, the companies announced they had submitted the sBLA for the market re-entry of TYSABRI for MS and requested Priority Review.

The sBLA for TYSABRI in MS includes:
•	final two-year data from the Phase III AFFIRM monotherapy trial and SENTINEL add-on trial with AVONEX® (Interferon beta-1a) in MS;
•	integrated safety assessment of patients treated with TYSABRI in clinical trials; and
•	revised label and risk management plan.

“We are pleased that TYSABRI has received Priority Review designation, which we believe, reflects the unmet need in MS,” said Burt Adelman, MD, executive vice president, Development, Biogen Idec. “We look forward to working with the FDA throughout the review process and are hopeful that we will be able to bring TYSABRI back to people living with MS.”

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Page 2 Biogen Idec and Elan Announce FDA Acceptance of sBLA and Priority Review Designation

“We believe that the acceptance of the sBLA for Priority Review is another step in our ongoing commitment to provide TYSABRI as a treatment option for MS patients in need,” said Lars Ekman, MD, executive vice president and president, Research & Development, Elan. “We will continue to work closely with the FDA as they review the filing so that TYSABRI can be made available with an appropriate benefit-risk profile.”

On February 28, 2005, Biogen Idec and Elan announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials based on reports of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. Biogen Idec and Elan recently completed a comprehensive safety evaluation of more than 3,000 TYSABRI patients in collaboration with leading experts in PML and neurology. The results of the safety evaluation yielded no new confirmed cases of PML beyond the three previously reported.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the regulatory path forward of TYSABRI. The regulatory path forward of TYSABRI is subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies current expectations include the risk that concerns may arise from additional data or analysis or that the companies may encounter other unexpected delays or hurdles. There is no assurance that the companies will be able to resume marketing and sales of TYSABRI. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise

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